SECURITIES AND EXCHANGE COMMISSION

Washington, DC

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Metropolitan Edison Company Project (“Metropolitan Edison” or the “Company”), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities:

In connection with the issuance and sale on behalf of the Company by the Beaver County Industrial Development Authority (the “Authority”) of a series of Pollution Control Revenue Refunding Bonds, Series 2005-A, in the principal amount of $28,500,000 (the “Revenue Bonds”), Metropolitan Edison delivered to The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), a Pollution Control Facilities Note (Beaver County Industrial Development Authority), Series 2005-A (the “Note”) in the same principal amount of and containing other provisions corresponding to the Revenue Bonds. The Note was issued pursuant to a Pollution Control Facilities Loan Agreement dated as of November 1, 2005 (the “Loan Agreement”) between the Company and the Authority. The Authority issued the Revenue Bonds pursuant to a Trust Indenture with the Trustee, dated as of November 1, 2005 (the “Trust Indenture”).

Concurrently with the issuance of the respective Revenue Bonds, the Company entered into an Insurance Agreement dated as of November 1, 2005 (the “Insurance Agreement”) with XL Capital Assurance Inc. (the “Bond Insurer”). Pursuant to the Insurance Agreement, the Bond Insurer delivered to the Trustee a municipal bond insurance policy (the “Policy”) insuring the payment of the principal of (but not premium) and interest on the Revenue Bonds when due.

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$28,500,000 Pollution Control Facilities Note, Series 2005-A

4.	Rate of interest per annum of each security:

Upon their issuance on December 6, 2005, the Revenue Bonds began accruing interest at a Dutch Auction Rate determined pursuant to certain Dutch Auction Procedures described in Appendix D to the Official Statement dated November 21, 2005, as supplemented, that was distributed in connection with the issuance of the Revenue Bonds. Following this initial Dutch Auction Rate Period, interest on the Revenue Bonds will continue to be adjusted based upon 7-day Dutch Auction Rate Periods unless converted to a different Dutch Auction Rate Period or a different interest rate mode by the Company. The first auction will occur on December 13, 2005, and the first interest payment is December 14, 2005. The permitted interest rate modes are the Daily Rate, Weekly Rate, Commercial Paper Rate, Semi-Annual Rate, Annual Rate, Two-Year Rate, Three-Year Rate, Five-Year Rate, Long-Term Rate or Dutch Auction Rate.

The Note will accrue interest at the same rate of interest as the Revenue Bonds.

5.	Date of issue, renewal or guaranty of each security:

December 6, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

July 15, 2021.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The Note was issued to the Trustee, which is The Bank of New York Trust Company, N.A

9.	Collateral given with each security:

The Note is an unsecured obligation of Metropolitan Edison.

10.	Consideration given for each security:

Metropolitan Edison issued the Note in consideration of the loan by the Authority to Metropolitan Edison of the proceeds of the sale of the Revenue Bonds.

11.	Application of proceeds of each security:

The proceeds of the Revenue Bonds will be used, together with funds provided by Metropolitan Edison to redeem on or about December 30, 2005 all of the $28,500,000 principal amount of Pollution Control Revenue Refunding Bonds, 1995 Series A, Metropolitan Edison Company Project originally issued by the Northampton County Industrial Development Authority.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

(a)	the provisions contained in the first sentence of Section 6(b) [ ]

(b)	the provisions contained in the fourth sentence of Section 6(b) [ ]

(c)	the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.
If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

METROPOLITAN EDISON COMPANY

By:	/s/ Randy Scilla
Randy Scilla
Dated: December 9, 2005	Assistant Treasurer